Exhibit 10(x)

                                                 SUPPLEMENTAL BENEFIT PLAN

                                                                            OF

                                           NORFOLK SOUTHERN CORPORATION

                                                                          AND

                                        PARTICIPATING SUBSIDIARY COMPANIES

                                                (As amended effective January 1, 2009)

ARTICLE   I.     INTRODUCTION

This Supplemental Benefit Plan ("Plan"), formerly the Excess Benefit Plan, was established by Norfolk Southern Corporation effective June 1, 1982, ("Effective Date") to provide retirement benefits to eligible employees in excess of those provided for by the Retirement Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.   This Plan is the successor to and supersedes, as of the Effective Date, the following plans:

§          Excess Benefit Plan of Norfolk and Western Railway Company

§          Southern Railway System Supplemental Retirement Plan

§          Norfolk and Western Railway Company Executives Contingent Compensation Plan Pension Resolution

            The Plan, as hereby amended and restated, is effective with respect to supplemental benefits that were earned or vested (within the meaning of Section 409A of the Internal Revenue Code) on or after January 1, 2005.   Supplemental benefits earned and vested (within the meaning of Section 409A of the Internal Revenue Code) before January 1, 2005, and any subsequent increase that is permitted to be included in such benefits under Section 409A (collectively, the "Grandfathered Amounts"), remain subject to the terms of the Plan as in effect on October 3, 2004.   For recordkeeping purposes, NSC will account separately for the Grandfathered Amounts.

ARTICLE II.     DEFINITIONS

Average Final Compensation	Compensation as defined in Article II of the Retirement Plan.
Compensation Committee	The Compensation Committee of the Board of Directors of NSC.
Conrail Plan	Supplemental Pension Plan of Consolidated Rail Corporation.
Deferred Compensation

Amounts the receipt of which a Participant elects to defer under the:

Deferred Compensation Plan of Norfolk and Western Railway Company

Southern Railway System Executive, General or Middle Management Incentive Plan

Norfolk Southern Corporation Management Incentive Plan

Norfolk Southern Corporation Executive Management Incentive Plan

Norfolk Southern Corporation Officers' Deferred Compensation Plan

Norfolk Southern Corporation Executives' Deferred Compensation Plan

Member	A person entitled to participate in the Retirement Plan.
NSC	Norfolk Southern Corporation, a Virginia corporation.
NW Pension Resolutions

Resolutions adopted by the Board of Directors of Norfolk and Western Railway Company at its meetings held on January 23, 1968, June 24, 1969, November 25, 1969, January 26, 1971, and April 23, 1974, authorizing the respective payments of additional pension benefits to five Members.

Participant	A Member of the Retirement Plan who is eligible to participate under Article III.
Participating Subsidiary	Each subsidiary or affiliated company of NSC which is a Participating Subsidiary in the Retirement Plan shall automatically participate in the Plan.
Retirement Plan	Retirement Plan of Norfolk Southern Corporation and Participating Subsidiary Companies
Same Sex Partner	Same Sex Partner as defined in Article II of the Retirement Plan.

Separation from Service	A Participant's "separation from service" within the meaning of Section 409A of the Internal Revenue Code and the regulations thereunder.
Specified Employee

An officer of NSC or of any company controlled by or under common control with NSC within the meaning of Section 414(b) or (c) of the Code (including NSC, an "NSC Company") with annual compensation greater than $130,000 indexed), a five percent (5%) owner of an NSC Company, or a one percent (1%) owner of an NSC Company with annual compensation greater than $150,000 (not indexed), determined in each case in accordance with Section 409A of the Internal Revenue Code.   If all NSC Companies have (in the aggregate) more than 50 officers whose annual compensation exceeds $130,000 (indexed), only the 50 officers with the greatest annual compensation shall be considered "Specified Employees." If an individual meets the definition of "Specified Employee" at any time during a calendar year, the individual shall be a "Specified Employee" during the 12-month period beginning on the following April 1.   For purposes of this definition, annual compensation shall be determined on the basis of Internal Revenue Service Form W-2, Wage and Tax Statement, excluding foreign compensation.

Surviving Same Sex Partner	Surviving Same Sex Partner as defined in Article II of the Retirement Plan.

Surviving Spouse	Surviving Spouse as defined in Article II of the Retirement Plan.

ARTICLE III.   ELIGIBILITY AND PAYMENTS

1.          The following Members of the Retirement Plan shall be eligible to participate in the Plan on or after the Effective Date:

(a)         Any Member of the Retirement Plan whose benefit computed under Article VI of the Retirement Plan without regard to the maximum limitation on benefits imposed by Section 415 of the Internal Revenue Code exceeds such maximum limitation on benefits;

(b)         Any Member of the Retirement Plan whose benefit computed under Article VI of the Retirement Plan disregards amounts of Deferred Compensation in the computation of his Average Final Compensation;

(c)         Any Member of the Retirement Plan entitled to receive a pension benefit, in excess of the benefit computed under the provisions of the Retirement Plan, pursuant to an NW Pension Resolution;

(d)         Any Member of the Retirement Plan entitled to receive a pension benefit, in excess of the benefit computed under the provisions of the Retirement Plan, pursuant to a resolution adopted by the Board of Directors of NSC;

(e)         Any Member of the Retirement Plan whose Compensation exceeds the limitation contained in Section 401(a)(17) of the Internal Revenue Code;

(f)          Any Member protected by the Pension Benefits Standard Act of Canada whose benefit computed under Article VI of the Retirement Plan exceeds $60,000; or

(g)         Any Member of the Retirement Plan entitled to receive a pension benefit in excess of the benefit computed under the provisions of the Retirement Plan, pursuant to the provisions of any agreement between a Participant and NSC providing benefits upon "Termination" of a Participant's employment following a "Change in Control" (as the terms "Termination" and "Change in Control" are defined in any such agreement).

2.          Any participant of the Excess Benefit Plan of Norfolk and Western Railway Company or the Southern Railway System Supplemental Retirement Plan or any individual covered by the Norfolk and Western Railway Company Executive Contingent Compensation Plan Pension Resolution, dated September 24, 1968, shall become a Participant on the Effective Date.   Any participant in the Consolidated Rail Corporation Supplemental Employee Retirement Plan who transfers employment to NSC from Consolidated Rail Corporation on or before August 22, 2001 shall become a Participant on the effective date of his or her transfer.

3.          Subject to Section 5 of this Article III, a Participant's benefit shall commence on the later of the last day of the month in which a Participant turns age 55 or the Participant's Separation from Service.   Unless the Participant elects a different form of annuity under Section 4 of this Article III, the Participant's supplemental benefit shall be paid as a single life annuity if the Participant is single on the benefit commencement date, and shall be paid as a joint and 50% survivor annuity with the Participant's spouse or Same Sex Partner as the survivor annuitant if the Participant is married or has a Same Sex Partner on the benefit commencement date.

4.          At any time before a Participant's benefit commencement date, the Participant may change the form of payment for the Participant's supplemental benefit from one life annuity to another actuarially-equivalent life annuity (within the meaning of Section 409A of the Internal Revenue Code) commencing at the same time, or may change the designated survivor annuitant, provided, however, that if the Participant's benefit under this Plan and the Retirement Plan are to commence at the same time (disregarding any six-month delay under Section V of this Article III), a Participant may not elect a form of payment or a designated survivor annuitant for the Participant's supplemental benefit that is a different form of payment or designated survivor annuitant than the Participant has elected under the Retirement Plan.   Any change in the Participant's form of annuity or survivor annuitant shall be subject to any spousal consent requirement that would have applied if the election had been made under the Retirement Plan.

5.          If a Participant is a Specified Employee on the date of his or her Separation from Service, the Participant's supplemental benefit shall not commence or be paid earlier than six months after the date of the Participant's Separation from Service.   Any payments that otherwise would have been made during the six-month period shall be paid in a lump sum, without interest, on the last day of the first month that begins after the six-month period.

ARTICLE IV.   SUPPLEMENTAL BENEFIT

1.          A Participant shall, upon the Participant's benefit commencement date, be entitled to receive a monthly benefit equal to the excess of

(a)         the monthly benefit under Article VI of the Retirement Plan if such benefit had been payable at the same time and in the same form as the Participant's supplemental benefit, and had been computed

(i)                                           without regard to the limitation imposed by Section 415 of the Internal Revenue Code and provided for in Section 1 of Article VII of the Retirement Plan, in Section 7.4 of the Conrail Plan and in Section 7.4 of the Retirement Plan of Consolidated Rail Corporation;

(ii)                                         without regard to the limitation of Compensation imposed by Section 401(a)(17) of the Internal Revenue Code;

(iii)                                        without regard to the $60,000 limitation on benefits payable to Members protected by the Pension Benefits Standard Act of Canada;

(iv)                                       without regard to the minimum benefit provided for in Section 13 of Article VI of the Retirement Plan provided, however, that this paragraph (iv) shall be effective only with respect to benefits accrued after April 30, 2005, and further provided that in no event shall the benefit payable under this plan be greater than the benefit that would have been payable if Section 13 of the Retirement Plan had continued to apply as in effect on April 30, 2005;

(v)                              by including in the calculation of Average Monthly Final Compensation amounts of Deferred Compensation, if any;

(vi)                                       by including service credits and applying any offsets provided for under any NW Pension Resolution, if any;

(vii)                                      by including the service credits and compensation to which a Participant is entitled pursuant to the provisions of any agreement providing the benefits described in Article III, Section 1(g), hereof; and

(viii)                                    by excluding the Additional Retirement Benefit provided under Article VI of the Retirement Plan, as set forth in Schedule A of the Retirement Plan, over

(b)         the sum of

(i)                                           the monthly benefit that would actually have been payable under the Retirement Plan if the benefit had been paid at the same time and in the same form as the Participant's supplemental benefit; and

(ii)                     the monthly benefit (or actuarial equivalent thereof if payable in a lump sum) that would actually have been payable under the Consolidated Rail Corporation Supplemental Employee Retirement Plan or its successor plan if the benefit had been paid at the same time and in the same form as the Participant's supplemental benefit.

2.          A Participant shall, upon the Participant's benefit commencement date, be entitled to receive a monthly benefit, in excess of the benefit that would otherwise be payable under the Retirement Plan if the benefit had been paid at the same time and in the same form as the Participant's supplemental benefit, and in addition to any amount payable pursuant to Section 1 of this Article IV, in an amount so provided by a resolution adopted by the Board of Directors of NSC, if any.

3.          If a Participant dies after the benefit commencement date for the supplemental benefit, any survivorship option which has been elected or is in force under Article III of the Plan at the time of a Participant's death shall determine the benefit paid to the Participant's Surviving Spouse, Surviving Same Sex Partner or other beneficiary.   If a Participant dies before the benefit commencement date for the supplemental benefit, and if the participant is married or has a Same Sex Partner on his date of death, then the Participant's Surviving Spouse or Surviving Same Sex Partner shall receive an annuity for the life of the Surviving Spouse or Surviving Same Sex Partner, commencing on the later of the last day of the month in which the Participant would have reached age 55 or the last day of the   month in which the Participant died, calculated using the method set forth in Section 1 of this Article IV, but substituting the corresponding survivor benefit under the Retirement Plan for the Participant's retirement benefit.

4.           A payment is treated as being made on the date when it is due under the Plan if the payment is made on the due date specified by the Plan, or on a later date that is either (i) in the same calendar year (for a payment whose specified due date is on or before September 30), or (ii) by the 15th day of the third calendar month following the date specified by the Plan (for a payment whose specified due date is on or after October 1).   A payment also is treated as being made on the date when it is due under the Plan if the payment is made not more than 30 days before the due date specified by the Plan, provided that a payment under Section 5 of Article III shall not be made earlier than six months after a Specified Employee's Separation From Service.   A Participant or beneficiary may not, directly or indirectly, designate the taxable year of a payment made in reliance on the administrative rules in this paragraph.

ARTICLE V.    FUNDING

The benefits under the Plan shall be paid in cash from the general funds of NSC or its Participating Subsidiary, and no special or separate fund shall be established or other segregation of assets made to assure such payments.   Nothing contained in the Plan shall create or be construed to create a trust of any kind. To the extent that any person acquires a right to receive payments under the terms of the Plan, such right shall be no greater than the right of an unsecured creditor of NSC or its Participating Subsidiary.

ARTICLE VI.   ADMINISTRATION

1.          The Plan shall be administered by the Compensation Committee, which is composed of three or more NSC directors appointed by the NSC Board who are not eligible to participate in the Plan and who shall serve at the pleasure of the Board.   Each member of the Compensation Committee, while serving as such, shall be considered to be acting in his capacity as a director of NSC.

2.          The Compensation Committee shall from time to time adopt rules and regulations determined to be necessary to insure the effective implementation of the Plan.

3.          The Compensation Committee shall have the power to interpret the Plan.   Any disputed question arising under the Plan, including questions of construction and interpretation, shall be determined conclusively and finally by the Compensation Committee.

ARTICLE VII.   RIGHTS AND RESTRICTIONS

1.          Participants in the Plan shall have only those rights in respect of the Plan specifically set forth herein.

2.          This Plan shall not be deemed to constitute a contract between NSC or any Participating Company and any Participant or surviving spouse of a deceased Participant, nor shall it be construed to be consideration for or an inducement or condition of the employment of any Participant.   Nothing contained herein shall be deemed to give any Participant the right to continued employment.

3.          Benefits payable hereunder shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge, and any attempt to accomplish any of these mentioned acts shall be void.   Benefits shall not be subjected to attachment or other legal process or debts of the retired Participant or surviving spouse.

4.          The Plan is intended, and shall be construed, to comply with the requirements of Section 409A of the Internal Revenue Code.   NSC does not warrant that the Plan will comply with Section 409A of the Internal Revenue Code with respect to any Participant or with respect to any payment, however.   In no event shall NSC, its officers, directors, employees, parents, subsidiaries, or affiliates be liable for any additional tax, interest, or penalty incurred by a Participant or beneficiary as a result of the Plan's failure to satisfy the requirements of Section 409A of the Internal Revenue Code, or as a result of the Plan's failure to satisfy any other applicable requirements for the deferral of tax.

ARTICLE VIII.   AMENDMENTS AND TERMINATIONS

The Plan may be amended at any time, and retroactively, if deemed necessary or appropriate, by any proper officer of NSC to effect changes which are, in his or her sole discretion, ministerial, substantively administrative, or necessary to comply with statutory or other legally mandated requirements, and the implementation of which does not result in a material cost to NSC.

            The Board or Directors of NSC, in its sole discretion, may at any time modify or amend any provisions of the Plan or may suspend or terminate the Plan, in whole or in part, but no such action shall retroactively impair or otherwise adversely affect the rights of any person to benefits under the Plan which have accrued prior to the date of such action, as determined by the Compensation Committee.

            In no event shall a termination of the Plan accelerate the distribution of amounts accrued or vested under the Plan in calendar year 2005 and succeeding years, except to the extent permitted in regulations or other guidance under Section 409A of the Internal Revenue Code and expressly provided in the resolution terminating the Plan.